SUTCLIFFE RESOURCES LTD.
INTERIM FINANCIAL STATEMENTS
FOR THE SECOND QUARTER ENDED
JUNE 30, 2005 and JUNE 30, 2004

(Unaudited – Prepared by Management)

To the Shareholders of Sutcliffe Resources Ltd.

These financial statements for the second quarter ended June 30, 2005, comprised of the balance sheet and the statements of operations and deficit as well as changes in cash flows, have been compiled by management. These financial statements, along with the accompanying notes have been reviewed and approved by the members of the Company’s audit committee. In accordance with Canadian Securities Administrators National Instrument 51-102, the Company discloses that these unaudited financial statements have not been reviewed by the Company’s auditors.

Vancouver, B.C.
22 August 2005	MANAGEMENT

SUTCLIFFE RESOURCES LTD.
INTERIM BALANCE SHEET
JUNE 30, 2005
(Unaudited – Prepared by Management)

	(Unaudited)	(Audited)
	June 30, 2005 $	Dec 31, 2004 $

ASSETS

CURRENT
Cash	1,677,817	50,248
Accounts receivable	14,821	14,438
Prepaid expenses	136,000	50,000
	1,828,638	114,686

MINERAL INTERESTS (Note 3)	473,779	357,680

	2,302,417	472,366

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	232,482	115,095
Loans payable (Note 4)	191,844	336,843

	424,326	451,938

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 5)	7,840,117	5,753,710

CONTRIBUTED SURPLUS	117,396	122,500

DEFICIT	(6,079,422)	(5,855,782)

	1,878,091	20,428

	2,302,417	472,366

(See accompanying notes to the interim financial statements)

APPROVED BY THE DIRECTORS:

“Laurence Stephenson”	Director	“Glen Indra”	Director

SUTCLIFFE RESOURCES LTD.
INTERIM STATEMENT OF OPERATIONS AND DEFICIT
FOR THE SECOND QUARTER ENDED JUNE 30
(Unaudited – Prepared by Management)

	Second Quarter ended		Six months ended
	June 30	June 30	June 30	June 30
	2005 $	2004 $	2005 $	2004 $

GENERAL AND ADMINISTRATIVE EXPENSES
Professional fees	31,249	-	40,999	-
Consulting fees	16,308	-	16,308	-
Management fees	7,500	7,500	15,000	15,000
Financing fees	53,874	-	53,874	-
Office and rent	9,717	-	12,717	1,216
Investor relations and communications	324	-	324	-
Regulatory and transfer agent fees	29,830	2,557	36,663	8,733
Automotive	450	564	913	1,128
Bank charges and interest	398	67	1,256	138
Interest on demand loans	27,647	-	45,772	-
Interest income	(109)	-	(186)	-

NET LOSS FOR THE PERIOD	177,188	10,688	223,640	26,215

DEFICIT, beginning of period	5,902,234	5,765,466	5,855,782	5,749,939

DEFICIT, end of period	6,079,422	5,776,154	6,079,422	5,776,154

Loss per share	0.0137	0.0009	0.0182	0.0037

Weighted average number of shares	12,920,264	11,633,900	12,299,470	7,074,165

(See accompanying notes to the interim financial statements)

SUTCLIFFE RESOURCES LTD.
INTERIM STATEMENT OF CHANGES IN CASH FLOWS
FOR THE SECOND QUARTER ENDED JUNE 30
(Unaudited – Prepared by Management)

	Second Quarter ended		Six months ended
	June 30	June 30	June 30	June 30
	2005 $	2004 $	2005 $	2004 $

OPERATING ACTIVITIES

Net Loss	(177,188)	(10,688)	(223,640)	(26,215)
Increase (Decrease) in non-cash working
capital items
Accounts receivable	(12,685)	(1,285)	(383)	(27,472)
Prepaid expenses	(86,000)	-	(86,000)	(40,000)
Related party transactions	-	26,500	-	59,409
Accounts payable and accrued liabilities	83,020	(51,871)	117,387	24,469

	(192,853)	(37,344)	(192,636)	(9,809)

FINANCING ACTIVITIES
Subscriptions payable		-		(1,000,710)
Issuance of shares net of issue costs	2,051,303	-	2,081,303	1,122,310
Loans payable	(144,999)	105,000	(144,999)	(75,000)

	1,906,304	105,000	1,936,304	46,600

INVESTING ACTIVITIES
Mineral interests (Note 3)	(72,588)	(37,098)	(116,099)	(55,548)

	(72,588)	(37,089)	(116,099)	(55,548)

INCREASE (DECREASE) IN CASH	1,640,863	30,558	1,627,569	(18,757)

CASH, beginning of period	36,954	444	50,248	49,759

CASH, end of period	1,677,817	31,002	1,677,817	31,002

(See accompanying notes to the interim financial statements)

SUTCLIFFE RESOURCES LTD.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE SECOND QUARTER ENDED JUNE 30, 2005 and 2004
(Unaudited – Prepared by Management)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)      Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the period end exchange rate, non-monetary assets are translated at historical exchange rates and all income and expenses are translated at average exchange rates prevailing during the period. Foreign currency translation adjustments are included in income.

b)      Loss Per Share

Loss per share has been calculated based on the weighted average number of shares outstanding.

c)      Fair Value of Financial Instruments

The respective carrying value of certain on-balance sheet financial instruments approximate their fair values. These financial statements include cash, receivables, advances receivable, cheques issued in excess of cash, accounts payable and property obligations payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. Unless otherwise noted, fair values were assumed to approximate carrying values for these financial instruments since they are short term in nature and their carrying amounts approximate fair values or they are receivable or payable on demand.

d)      Deferred Costs

The company follows the practice of capitalizing all costs related to exploration projects, until such time as the project is put into commercial production, sold or abandoned. If commercial production commences, capitalized costs will be amortized on a unit-of-production basis. When mineral properties are abandoned, the related capitalized costs are expensed.

e)      Future Income Taxes

The company recognizes income taxes using an asset and liability approach. Future income tax assets and liabilities are computed annually for differences between the financial statements and tax bases using enacted tax laws and rates applicable to the periods in which the differences are expressed to affect taxable income, and where there is relative certainty the losses will be realized.

f)      Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. The assets which required management to make significant estimates and assumptions in determining carrying values included interests in mineral properties.

g)      Stock-based Compensation

The Company recognizes and values stock-based compensation on the Black-Scholes model of option pricing, as recommended by the CICA Handbook Section 3870.

SUTCLIFFE RESOURCES LTD.	Page 2
NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE SECOND QUARTER ENDED JUNE 30, 2005 and 2004
(Unaudited – Prepared by Management)

2.	NATURE OF OPERATIONS AND CONTINUANCE OF OPERATIONS

The Company was incorporated in British Columbia on February 6, 1996. By Articles of Continuances effective June 3, 1996, the Company was continued in Ontario under the Business Corporation Act (Ontario). On November 4, 1996, the Company was continued in Alberta under the name Latin American Mining Investment Corporation. On February 18, 1997, the Company was extra-provincially registered in British Columbia. Through Articles of Amendment dated effective January 5, 1999, the Company effected a consolidation of its issued and outstanding share capital on the basis of one (1) new common share for each ten (10) common shares formerly issued and outstanding and changed its name to “Sutcliffe Resources Ltd.”

The continued operation of the Company is dependent upon continued creditor support, the acquisition and discovery of economically recoverable mineral properties and reserves, confirmation of the Company's interest in underlying mineral claims, the ability of the Company to obtain necessary financing to complete property development and upon further profitable production.

3.	MINERAL INTERESTS

a)      Beale Lake Property, Liard Mining District, British Columbia

By a Letter of Intent dated February 5, 2003, and amended by addendum on September 15, 2004, the Company received an option to acquire a 100% undivided interest in 2 mineral claims known as the Beale Lake property located in the Liard Mining District of British Columbia, subject to a 2 ½% net smelter return royalty payable to the vendor, and for the following payments and share issuances:

Date	Payment	Share Issuance
On signing Letter of Intent	$ 7,500 (paid)	nil
September 30, 2003	$15,000 (paid)	nil
June 30, 2004	$17,500 (paid)	nil
Closing of Prospectus Offering	nil	150,000 common shares (issued)
June 30, 2005	$30,000 (paid)	100,000 “ “ (issued)
June 30, 2006	$50,000	100,000 “ “ (issued)

An exploration program totaling $1,550,000 is to be completed as follows:

Date	Expenditure	Expended todate
October 31, 2005	$300,000	$ 74,696
October 31, 2006	$350,000
October 31, 2007	$400,000
October 31, 2008	$500,000
.

A bonus of 650,000 common shares are payable to the vendor in the event that a positive feasibility study is completed and/or commercial production is attained. The 2 ½% net smelter return royalty is payable with a buyout for 1% (40% of the total net smelter return royalty) upon the payment of $1,000,000.

SUTCLIFFE RESOURCES LTD.	Page 3
NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE SECOND QUARTER ENDED JUNE 30, 2005 and 2004
(Unaudited – Prepared by Management)

3.	MINERAL INTERESTS (continued)

b)      Harrison Property

By a Sale, Purchase and Assignment Agreement dated March 7, 2003 and amended on November 5, 2004, the Company received the exclusive right to purchase a 50% interest in 92 contiguous mineral claims comprising 906 claim units, situated in the New Westminster Mining District near Harrison Lake, British Columbia, subject to a 2% net smelter royalty as well as other royalties to the vendor. The terms required an initial payment of $5,000 by September 5, 2003 (paid), additional payment of $20,000 by November 30, 2004 (paid), the issuance of 200,000 common shares by March 15, 2005 (issued) and a minimum work program of $300,000 plus filing fees for assessment purposes to be completed by December 31, 2005.

c)      Mineral Interest expenditure breakdown:

	Beale Lake $	Harrison $	Total $

Balance, December 31, 2004	112,673	245,007	357,680

Property Acquisition Costs (cash)	30,000	-	30,000
Property Acquisition Costs (shares)	37,500	30,000	67,500
Assays and Reports	2,023	300	2,323
Equipment Rental and Supplies	-	5,573	5,573
Field Personnel	-	2,520	2,520
Geophysical Survey	-	8,183	8,183

Net Mineral Interest Costs for the Period	69,523	46,576	116,099

Balance, June 30, 2005	182,196	291,583	473,779

4.	LOANS PAYABLE

The loans payable are unsecured amounts owing to unrelated parties with variable interest rates and are due on demand.

SUTCLIFFE RESOURCES LTD.	Page 4
NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE SECOND QUARTER ENDED JUNE 30, 2005 and 2004
(Unaudited – Prepared by Management)

5.	SHARE CAPITAL

	a)	Authorized - Unlimited common shares without par value

	b)	Issued - 21,833,900 common shares as follows:

	SHARES
	#	$

Balance, December 31, 2004	11,633,900	5,753,710
Issued pursuant to Initial Public Offering	9,700,000	2,425,000
(less share issuance costs)	-	(423,697)
Issued for cash, exercise of options	50,000	12,500
Issued pursuant to property agreements	450,000	67,500
Reclassification of contributed surplus due
to exercise of stock options	-	5,104

Balance, June 30, 2005	21,833,900	7,840,117

c)      Shares Held In Escrow

A total of 2,100,000 common shares issued at nominal cost to the directors of the Company and, an additional 1,572,000 common shares beneficially owned, directly or indirectly, by directors and officers are subject to escrow agreements. As of June 30, 2005, 367,200 shares of the total 3,672,000 shares have been released from escrow and 3,304,800 shares remain in escrow.

d)      Stock Options

There are 1,150,000 director and employee stock options available which may be exercised to purchase one common share at $0.25 per share until December 30, 2008.

The Company accounts for its stock option plan under the fair value method and uses the Black-Scholes Model for calculating the fair value of the options based on the following;

- Risk-free interest rate	5%
- Expected life of options	5 years
- Expected volatility	33.3%

Contributed Surplus

	Jun 30,	Dec 31,
	2005 $	2004 $
Balance – beginning	122,500	122,500
• Stock options – granted and vested	-	-
• Stock options – exercised	(5,104)	-
	(5,104)	-
Balance – ending	117,396	122,500

SUTCLIFFE RESOURCES LTD.	Page 5
NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE SECOND QUARTER ENDED JUNE 30, 2005 and 2004
(Unaudited – Prepared by Management)

5.	SHARE CAPITAL (continued)

e)      Warrants

There are 6,771,400 warrants outstanding from the non-brokered private placement of 6,771,400 units which were issued March 31, 2004. Each warrant is exercisable to purchase one common share at a price of $0.25 for a period of two years from the date of issuance.

There are 4,600,000 warrants outstanding from the units sold pursuant to the initial public offering and an additional 250,000 warrants outstanding from the Corporate Finance Units which were paid to the agents at the closing of the offering, each warrant is exercisable to purchase one common share at a price of $0.35 until June 21, 2007. There are also 1,104,000 agent’s warrants outstanding which were issued pursuant to the offering, each agent’s warrant is exercisable to purchase one common share at a price of $0.25 until June 21, 2007.

f)      Flow-through Shares

As part of the initial public offering, the Company issued 3,000,000 flow-through shares to finance some of its exploration activities. The Company will renounce the tax deductions arising from these flow-through expenditures to the flow-through subscribers.

6.	INCOME TAXES

The Company has non-capital income tax losses which may be applied against future taxable income. The potential income tax benefits arising from these losses carry forward and expire between 2005 and 2009 and have not been reflected as future income tax assets on these financial statements.

7.	RELATED PARTY TRANSACTIONS

For the year to date ended June 30, 2005, the Company paid $15,000 for management fees to a company controlled by a director.

8.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, receivables, refundable deposits, accounts payable and accrued liabilities, and loans payable. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying value, unless otherwise noted.

9.	SUBSEQUENT EVENTS

In July, 2005, the Company granted 3,200,000 share purchase options at an exercise price of $0.25 per share to directors, officers and consultants. In August, 2005, the Company received $41,750 pursuant to the exercise of 167,000 share purchase warrants with a March 31, 2006 expiry date.

SUTCLIFFE RESOURCES LTD.	Page 6
NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE SECOND QUARTER ENDED JUNE 30, 2005 and 2004
(Unaudited – Prepared by Management)

10.	UNITED STATES ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada (CDN GAAP) which, in these financial statements, conform in all material respects with those in the United States (US GAAP), except as follows:

	a)	Exploration Expenditures

Under CDN GAAP, exploration expenditures are capitalized until the property is sold or abandoned. If developed, the deferred expenditures are amortized over the expected benefit period. If there can be no assurance of the commencement of operations, US GAAP requires that exploration expenditures be expensed as incurred until it is determined that commercially viable operations exist and the expenditures then incurred are recoverable.

	b)	Flow-through Shares and Future Income Tax Recovery

Under Canadian GAAP flow-through shares are recorded at the value of compensation received less an amount equal to future income tax liability resulting from the related renunciation of qualified exploration expenditures as a reduction in share capital. The Company also recognizes in operations the realization of future income tax benefits of previously unrecorded future income tax assets on the date of renouncement of the expenditures to the flow-through share investors. Under US GAAP flow-through shares have a carrying value equal to that of non flow-through shares and the difference between the fair value of the shares and the value of compensation received is reported as a recovery of deferred tax benefit on the statement of operations. As the value of the compensation received for flow-through shares issued during the year was equal to the fair value of non flow-through shares on the date issued, no recovery of deferred tax benefit is required for US GAAP purposes.

	c)	Comprehensive Income

Under US GAAP, SFAS No. 130 requires that companies report comprehensive income as a measure of overall performance. Comprehensive income includes all changes in equity during a year expect those resulting from investments by owners and distribution to owners. There is no similar concept under Canadian GAAP. The Company has determined that it had no comprehensive income other than the loss in any of the years presented.

	d)	Interest expense on related party debt

Under US GAAP, in the absence of an established interest rate, the present value of the loan is determined by discounting the loan using an imputed rate of interest. The imputed interest rate used is one that approximates the rate that an independent borrower and lender would have negotiated in a similar transaction. Any difference between the face amount of the loan and its present value is accounted for as a discount or premium and amortized over the term of the loan. The Company had no interest expense on related party debt in any of the years presented.

SUTCLIFFE RESOURCES LTD.	Page 7
NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE SECOND QUARTER ENDED JUNE 30, 2005 and 2004
(Unaudited – Prepared by Management)

10.	UNITED STATES ACCOUNTING PRINCIPLES (continued)

	e)	Escrow Shares

Under CDN GAAP shares issued with escrow restrictions are recorded at their issued price and are not revalued upon release from escrow. Under US GAAP escrow shares which are released upon the Company meeting certain criteria (performance-based) are considered to be contingently issuable. These shares are excluded from the weighted average shares calculation and the difference between the fair market value of the shares at the time of their release from escrow and the shares’ original issue price (being the market price at that time) is accounted for as a compensation expense and share capital at the time shares are released from escrow. The Company’s escrow shares are not performance-based and therefore no adjustments have been made to the calculation of loss per share.

	f)	The following summarizes the balance sheet items with material variations under US GAAP:

	June 30	December 31
	2005 $	2004 $
Share capital	7,840,117	5,753,710
Additional paid-in capital	117,396	122,500
Deficit	(6,553,201)	(6,213,462)

g)	The following table summarizes the effect on net loss after considering the US GAAP adjustments:

	Six months ended
	June 30	June 30
	2005 $	2004 $
Net loss under CDN GAAP	(223,640)	(26,215)
US GAAP material adjustments:
• Resource property expenditures	(18,599)	(38,048)
• Shares for resource property	(67,500)	-
• Cash payments for resource property	(30,000)	(17,500)
Net Loss under US GAAP	(339,739)	(81,763)
Loss per share under US GAAP	(0.0276)	(0.0116)

h)	The following table summarizes the effect on shareholders’ equity (deficiency) after considering the US GAAP adjustments:

	Share	Additional	Accumulated	Total Shareholders’
	Capital	paid-in	Deficit	equity (Deficiency)
	$	Capital $	$	$

Balance – December 31, 2004	5,753,710	122,500	(6,213,462)	(337,252)

Share capital issued under CDN GAAP	2,081,303	-	-	2,081,303
Reduction in contributed surplus due to
exercise of stock options under CDN
GAAP	5,104	(5,104)	-	-
Net loss under CDN GAAP	-	-	(223,640)	(223,640)
US GAAP material adjustments:
• Resource property costs expensed	-	-	(116,099)	(116,099)
Balance – June 30, 2005	7,840,117	117,396	(6,553,201)	1,404,312